

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Ms. Pauline Comtois, Chief Financial Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec CANADA J4B 7K1

>   **Re: Strateco Resources Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **Filed May 13, 2008**
>   **File No. 0-49942**

Dear Ms. Comtois:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

General

1.   We note that based on your disclosed market capitalization you have become an accelerated filer under Rule 12b-2 of the Exchange Act. As such, your future quarterly and annual reports should be filed within the periods for accelerated filers, as described in General Instruction A to Forms 10-K and 10-Q.

2.   We further note that you did not qualify as a smaller reporting company under Regulation S-K, Item 10(f) for the fiscal year ended December 31, 2007. As such, you are required to use Form 10-K for the year ended December 31, 2007, and provide all the disclosures required by Regulation S-K, Regulation S-X and the instructions to that form. Your amended filing should include the following (not an all-inclusive list):

- selected financial data required by Regulation S-K, Item 301,
- three years of statements of earnings and deficits,
- three years of statements of cash flows,
- an auditors' report on all financial statements presented,
- a discussion of critical accounting policies as described in Financial Reporting Codification Section 501.14, and
- disclosure of the impact of recently issued accounting standards as described in Staff Accounting Bulletin 11:M.

3.   Include all the signatures as required by General Instruction D(2) to Form 10-K in your amended filing.

4.   Provide the certifications with wording exactly as described under Regulation S-K, Item 601(b) (31) for both your chief executive officer and your chief financial officer.

5.   Provide the certification as described under Regulation S-K, Item 601(b)(32) signed by both your chief executive officer and your chief financial officer.

Item 1. Business, page 3

6.   If material, please disclose competitive conditions in your business. See Item 101(c)(1)(x) of Regulation S-K.

7.   Please disclose the material effects of compliance with environmental protection laws on your capital expenditures and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

8.   Please disclose the number of persons that you employee. See Item 101(c)(1)(xiii) of Regulation S-K.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

9.   Please provide a discussion of your results of operations that covers the three year period covered by your financial statements. Such discussion should use year-to-year comparisons or any other format that you believe will enhance a reader's understanding. See Instruction 1 to Item 303(a) of Regulation S-K.

Operating Results, page 32

10.   Where your financial statements reveal material changes from year to year in line items, please describe the causes for such changes. For example, please disclose why your net loss decreased, and why your exploration expenses have increased, since your fiscal year 2006. See Instruction 4 to Item 303(a) of Regulation S-K.

Management's annual report on internal control over financial reporting, page 37

11.   Identify the framework used by management in making this evaluation as required by Regulation S-K, Item 308(a)(2). Refer to Exchange Act Rule 13a-15(c) for the requirements of the framework on which management's evaluation must be based.

12.   Provide the statement with regard to your registered public accounting firm as required by Regulation S-K, Item 308(a)(4).

13.   Provide the attestation report of your registered public accounting firm as required by Regulation S-K, Item 308(b).

Item 9. Directors, Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act, page 38

14.   Please provide the information required by Item 407(d)(5) of Regulation S-K.

Item 10. Executive Compensation, page 39

15.   Please confirm in writing that you will comply with comments 16-19 in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

16.   Please disclose the assumptions made in the valuation of options reported in your summary compensation table by reference to a discussion of those assumptions in the footnotes to your financial statements. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

17.   Please disclose the vesting dates of options held at the end of your fiscal year 2007 by footnote to the applicable column in your outstanding equity awards at fiscal year-end table. See Instruction 2 to Item 402(f)(2).   If such options are not subject to vesting, state that they were immediately exercisable.

18.   With respect to your director compensation table, please disclose for each director, by footnote to the appropriate column, the grant date fair value of each equity award computed in accordance with FAS 123R, and the aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. In addition, please disclose the assumptions made in the valuation of options reported in your table by reference to a discussion of those assumptions in the footnotes to your financial statements. See the Instruction to Item 402(c)(2)(v) and (vi) and the Instruction to Item 402(k) of Regulation S-K.

Directors' Fees – In U.S. Dollars, page 43

19.   We note your disclosure that external directors receive fees for meetings attended. Please disclose the amount that you pay to each director for attendance at such meetings. See Item 402(k)(3) of Regulation S-K.

Exhibits, page 46

20.   Revise this disclosure to include or incorporate by reference a list of all the exhibits required by Regulation S-K, Item 601(a) and the related instructions to the Exhibit Table.

Note 18 – The Effect of Applying United States Generally Accepted Accounting Principles, page 70

21. We note the tax benefit due to the change in your deferred tax valuation allowance in Note 14. Tell us the facts, circumstances and authoritative guidance you considered that allowed you to conclude the reversal of the deferred tax valuation allowance was appropriate under United States Generally Accepted Accounting Principles.

Exhibits

22. We note your disclosure at page 46 of your filing regarding your services agreement with BBH Geo-Management, Inc. Please file such agreement as an exhibit to your filing. If such agreement has been previously filed, please include the agreement in your exhibit index and incorporate the agreement into your annual report by reference to your previous filing.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

23. Please revise your filing to include all signatures required by Form 10-Q.

Exhibit 31

24. We note the following with regard to certifications provided in this exhibit:

- The identification of the certifying individual in the opening line should not include the individual's title,
- Paragraph 3 is not required as financial statements are not provided pursuant to Rule 13A-13(c)(2) and should be omitted in future filings,
- Paragraphs 1, 2, 4 and 5 should be worded exactly as required in Regulation S-K Item 601(b)(31).

Please revise these certifications to address these conditions in future filings.

Engineering Comments

Form 10-KSB for Fiscal Year Ending December 31, 2007 filed March 31, 2008.

General

25. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources and other reserve measures. If you continue to make references on your web site or press releases to reserve measures, other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

> Cautionary Note to U.S. Investors -The United States Securities and
> Exchange Commission permits U.S. mining companies, in their filings
> with the SEC, to disclose only those mineral deposits that a company can
> economically and legally extract or produce. We use certain terms on this
> website (or press release), such as "measured," "indicated," and "inferred"
> "resources," which the SEC guidelines strictly prohibit U.S. registered
> companies from including in their filings with the SEC. U.S. Investors are
> urged to consider closely the disclosure in our Form 10-K which may be
> secured from us, or from the SEC's website at
> http://www.sec.gov/edgar.shtml.

Exploration work, page 7

26.   We note you refer to radiometry with indicated values of up to 2,500 cps,
        corresponding to Hole MT-06-25, which intersected 0.20% U3O8 over 1.5
        meters. Please explain the relationship of radiometry, counts per second, to the
        concentration or weight percent of uranium. Please explain whether this is an
        appropriate measurement of the uranium concentration or if this just indicates the
        presence of uranium and/or a rough estimate of possible uranium grade.

27.   We recommend that a brief description of the QA/QC protocols be provided to
        inform readers regarding sample preparation, controls, custody, assay precision
        and accuracy. This would apply to your exploration analytical procedures.

28.   Detailed sampling provides the basis for the quality estimate or grade of your
        mineral discovery. Please provide a brief description of the sample collection,
        sample preparation, and the analytical procedures used to develop your analytical
        results. In addition, please disclose any Quality Assurance/Quality Control
        (QA/QC) protocols you have developed for your exploration program. These
        procedures would serve to inform potential investors regarding your sample
        collection and preparation, assay controls, sample custody, assay precision and
        accuracy procedures and protocols.

Exploration work, page 12

29.   We note you reference uranium assays as % eU3O8 as compared to % U3O8.
        Please explain the distinction between the chemical analysis weight percentage
        and this nomenclature along with the accuracy associated with these different
        analytical methods.

Mineral Resource and Mineral Reserve Estimates, page 13

30.   We note you disclose a cutoff grade associated with your resource estimates.
        Mineral resources must have reasonable prospects for economic extraction. This
        means that any reportable resource estimates must have been delimited using an
        economically based cutoff grade to segregate resources from just mineralization.
        Please disclose the primary assumptions used to develop your cutoff grade. This
        would include the commodity price, metallurgical recovery, and other relevant
        factors that realistically reflect the location, deposit scale and continuity, assumed
        mining method, metallurgical processes, and reasonable metal prices based on the
        recent historic three-year average. Or if your resource estimates are not based on
        economic cutoffs, please remove the estimates.

31.   We note you engaged an independent third party expert to complete a NI 43-101
        technical report on the Matoush property, including a resource estimate on the
        AM-15 core zone. Please include a written consent for this expert and any other
        expert named in the document as an exhibit to your filing pursuant to Section
        436(b) of Regulation C if your periodic filing is incorporated by reference to a
        registration statement, including a Form S-8. These consents should concur with
        the summary of the information in the report disclosed, and agree to being named
        as an expert in the registration statement.

Figure 4, page 18

32.   We note your disclosure in figure 4, referring to mines and/or other mineral
        properties that exist in the area of your property, displaying estimates of tonnage
        and grades. Such disclosure may cause investors to infer that your property also
        has commercial mineralization, because of its proximity to these mines and
        properties. Accordingly, we believe that you should remove this information
        about any mines, prospects, or companies operating in or near your property and
        instead focus the disclosure solely on your company's property.

Uranium Potential, page 19, 20, and 21

33.   With the passage of National Instrument 43-101 in Canada, disclosure using non-
        SEC reserve definitions and resource estimates is allowed for Canadian
        incorporated companies under the exception in Instruction 3 to Paragraph (b)(5)
        of Industry Guide 7. However, all mineral reserve or resource estimates that you
        disclose under this provision must meet the standards of National Instrument 43-
        101. Since you confirm that such information is not in compliance with NI 43-
        101, you need to remove disclosure of the related estimates from your filing.

Projects and New Acquisitions, page 31

34.   We note you describe your assets as increasing by nine million pounds of uranium. National Instrument 43-101 compliant resources should be reported as an in-place tonnage and grade and not be disclosed as only the units of contained or salable product, such as ounces of gold or pounds of copper. Please remove this disclosure from your filing.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Gary Newberry at (202) 551- 3761, Kim Calder at (202) 551- 3701, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact George

Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director